EXHIBIT 99.1

Inventiva reports preliminary financial results for Full-Year 20221

Daix (France), Long Island City (New York, United States), February 14, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today reported certain preliminary financial results as of and for the year ended December 31, 2022.

Preliminary Financial Results1

Cash and cash equivalents, short-term deposits, R&D Expenses, Net cash used in operating activities, Net cash generated from investing activities and Net cash generated from financing activities.

As of December 31, 2022, the Company had €86.7 million of cash and cash equivalents and €1.0 million of short-term deposits1, compared to €61.2 million and €11.4 million, respectively as of September 30, 2022, and €86.6 million and €8.8 million, respectively, as of December 31, 2021.

Cash and cash equivalents at year end included the €12.8 million upfront payment (including €1.3 million of withholding taxes, amounting to net proceeds of €11.5 million) received on November 4, 2022 from Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”), a subsidiary of Sino Biopharm, in connection with the previously announced licensing and collaboration agreement dated September 21, 2022.

Cash and cash equivalents at year end also included the €25.0 million tranche of the previously announced unsecured loan agreement executed with the European Investment Bank (“EIB”) on May 16, 2022, which the Company received on December 8, 2022, the €9.3 million gross proceeds (€8.8 million net proceeds) raised through the Company’s At-The-Market (“ATM”) Program on June 15, 2022, and the proceeds of three previously announced loan agreements with a syndicate of French banks for a total amount of €5.3 million. One of the loans was contracted as part of a French state-guaranteed loan facility with Bpifrance, and the two other loans were obtained as part of a French state stimulus economic plan granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

Research and development (“R&D”) expenses for the fourth quarter of 2022 increased generally in line with the increase recorded during the first three quarters of 2022, and amounted to €60.5 million for the full year 2022, compared to €48.5 million in 2021. This increase was driven mostly by the costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH, including a full twelve months of operation for the U.S. affiliate and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes (“T2D”).

Net cash used in operating activities amounted to (€44.9) million for the full year 2022, compared to (€47.7) million in 2021. Net cash used in operating expenses in 2022 was driven primarily by R&D expenses, partially offset by the upfront payment received from CTTQ.

Net cash generated from (used in) investing activities amounted to €8.9 million for the full year 2022 compared to (€1.8) million net cash used for the same period in 2021. The variance is mainly due to the change in short term deposits between both periods.

Net cash generated from financing activities amounted to €37.3 million for the full year 2022 compared to €25.4 million for 2021. Net cash generated from financing activities in 2022 has been driven by the proceeds of the first tranche of €25 million from the EIB loan, proceeds of €9.3 million from the sale of securities through the Company’s ATM program and proceeds of €5.3 million from three French state partially guaranteed loans, as described above.

For the full year 2022, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€1.0) million versus a positive effect of €4.8 million for 2021, due to the strengthening of USD versus Euro.

Considering its current R&D and clinical development programs, the Company estimates that its existing cash, cash equivalents and short-term deposits should allow the Company to fund its operations through the fourth quarter of 20232. This cash runway estimate does not include the conditional second tranche of €25.0 million of the EIB loan agreement3.

Revenues

The Company’s revenues for the full year 2022 amounted to €12.2 million, as compared to €4.2 million for 2021. The revenues recorded in 2022 were driven mostly by the Company’s development agreement with CTTQ, executed on September 21, 2022, and revenues recorded in 2021 primarily consisted of a €4.0 million milestone payment for a milestone that was recorded following the launch by AbbVie of the Phase IIb clinical trial with cedirogant. As previously disclosed, this trial of cedirogant has since been discontinued by AbbVie and the partnership with AbbVie has been terminated.

Next key milestones expected

  Publication of the topline results of the investigator-initiated study with lanifibranor in patients with Non-Alcoholic Fatty Liver Disease (“NAFLD”) and T2D – planned for the first quarter of 2023
  Publication of the topline results of the LEGEND Phase IIa combination trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D – planned for the second half of 2023
  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – targeted for the second half of 2023

Upcoming investor conference participation

  Cowen 43rd Annual Health Care Conference – March 6-8 – Boston, MA
  Guggenheim Health Altitudes Summit 2023 – March 13-16 – Telluride, Colorado
  Evercore ISI NASH Renaissance – March 30 – Virtual
  Kempen Life Sciences Conference – April 25-26 – Amsterdam

Upcoming scientific conference participation

  Global NASH – March 2-3 – London
  AEEH – March 15-17 _ Madrid
  Liver Connect conference – March 23-26 – Huntington Beach , CA
  AASLD Emerging topic: NASH Cirrhosis from mechanisms to management – March 25-26- Los Angeles, CA

Next financial results publication

  Full-Year 2022 financial results: Wednesday, March 29, 2023 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding preliminary unaudited financial results for Inventiva’s fourth fiscal quarter and fiscal year ended December 31, 2022, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrolment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in NASH and the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the addressable patient population, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions and approvals,  Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva, the potential receipt of the second tranche under the EIB loan and any potential transaction or receipt of additional funds, and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully”, “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the completion of financial closing procedures, final audit adjustments and other developments that may arise that could cause the preliminary financial results for 2022 to differ from the financial results that will be reflected Inventiva’s audited consolidated financial statements for the fiscal year ended December 31, 2022, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva to recruit and retain patients in clinical studies, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and uncertain financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021, filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 11, 2022, and the financial report for the first half of 2022 filed with the Securities and Exchange Commission on September 22, 2022, for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

1 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position as of December 31, 2022, but are considered by the Company as liquid and easily available.
2 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.
3 The disbursement of the second tranche is subject to, among other conditions, , (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the full drawdown of the first tranche, (iii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70.0 million (inclusive of the €18.0 million that was a condition for the disbursement of the first tranche), paid either in exchange for Company shares, or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10.0 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

Attachment

  PR - FY 2022 CA Cash - EN - 14022023 (https://ml-eu.globenewswire.com/Resource/Download/a9f44b1b-34dd-452e-9b2b-f45a379f9d97)